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                                                           EXHIBIT (a)(1)(C)(iv)

                     [LOGO OF RCN CORPORATION APPEARS HERE]

       LETTER TO SENIOR EXECUTIVE OFFICERS WITH OSOs AND ELIGIBLE OPTIONS

                                                              September 25, 2001

Dear RCN Corporation Senior Executive Officer and Option Holder:

     As you are aware, many of our outstanding options have exercise prices that are significantly higher than the current market price of our common stock. Our Board of Directors is concerned that these options are not creating a meaningful long-term performance incentive for our employees. Accordingly, I am pleased to inform you that the Compensation Committee of the Board of Directors has approved a voluntary stock option exchange program. Under the program, you will have the opportunity to exchange (i) all of your outstanding options ("Eligible Options") and (ii) all your outstanding outperformance options ("OSOs") that were granted under the 1997 Equity Incentive Plan (collectively, the "options"), for new options under such plan with an exercise price that is more in line with current market conditions. You may elect to participate in the offer by tendering your Eligible Options and/or your OSOs. You do not have to tender both classes of options in order to participate in the offer.

     If you elect to participate in the program, you will receive new options with a new vesting schedule and exercise price. If you tender OSOs for exchange, you will receive new outperform stock options with a new vesting schedule and exercise price. The number of shares that will be subject to the new options that you receive will be based on an exchange ratio which is determined by the exercise price of the options you elect to exchange. For outstanding options with an exercise price of less than $16.00, each new option will be exercisable for three-fourths of the number of shares of common stock subject to the options being exchanged. For outstanding options with an exercise price that is equal to or greater than $16.00, each new option will be exercisable for one-half of the number of shares of common stock subject to the options being exchanged.

     Should you decide to participate in the program, your new options will be granted the day following the expiration date of this exchange offer and you will receive a new option agreement(s) shortly thereafter.

     The offer to exchange your options is being made under the terms and subject to the conditions of an offer to exchange and election forms which accompany this letter. The offer to exchange and the Executive Officers Supplement of Additional Terms contain detailed information about the program, including a detailed set of questions and answers. Please read the materials carefully since they contain important information about how you may participate in the program.

     YOU MUST RETURN THE ELECTION FORM TO RCN'S EXCHANGE AGENT, MELLON INVESTOR SERVICES LLC, NO LATER THAN 11:59 P.M., EASTERN STANDARD TIME, OCTOBER 23, 2001, UNLESS THE OFFER IS EXTENDED.

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     If you have any questions about the program, please contact Mellon Investor
Services LLC at 888-232-7873.

                                          Sincerely,

                                         /s/ DAVID C. MCCOURT
                                          --------------------------------------
                                          David C. McCourt
                                          Chairman
                                          Chief Executive Officer

Enclosures

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